June 11, 2012

To the Members of the Board of

MedClean Technologies, Inc.

Dear Sirs:

This letter shall serve as notice that effective immediately, I hereby resign from my position as a member of the board of directors of MedClean Technologies, Inc. (the “Company”), and all other positions to which I have been assigned, regardless of whether I served in such capacity, of the Company. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/Scott Grisanti

Scott Grisanti